Exhibit 99.1

VocalTec Announces Authorization of $12 Million
Stock Buyback and Announces Second Quarter Guidance

Chief Executive Officer, Daniel Borislow Seeks Shareholder
Approval to Acquire Over 25% of Outstanding Stock

Netanya, Israel and West Palm Beach, FL – July 20, 2010 – VocalTec Communications, Ltd  (NasdaqGM:  CALL), the inventor of VOIP and the softphone, with the goal of becoming the leading provider of global voice over many platforms, announced today that its Board of Directors has authorized a stock repurchase program that enables the Company to purchase up to $12 million of its common stock through the next 12 months.  Stock purchased under the program would be acquired with positive cash flow from operations and $40 million in cash and securities on hand.  Stock repurchases under this program may be made through any manner, including open market transactions, accelerated share repurchase agreements, or privately negotiated transactions with third parties, and in such amounts as management deems appropriate. The timing and actual number of shares repurchased, if any, will depend on a variety of factors including price, corporate and regulatory requirements, alternative uses of capital and other market conditions. The Company believes this is the optimum use of its cash at this time, as it continues to have positive operating cash flow.

The Company has also provided its initial guidance for the second quarter of 2010.  It expects second quarter revenues of approximately $30.5 million and believes net income may be over $3 million before one-time charges related to merger expenses and before any gains or losses on marketable securities.

The Board has also approved the scheduling of a shareholders meeting to include voting on Chief Executive Officer and Director, Daniel Borislow increasing his holdings to over 25% ownership of the Company. Mr. Borislow may elect to make additional investments up to and then over 25% in the Company upon this shareholder approval.

About VocalTec Communications
VocalTec Communications Ltd., the inventor of VOIP including the softphone, and YMAX Corp., the creator of magicJack and other products and services, have successfully merged and will be traded on the Nasdaq under the symbol CALL. The combined company has the use of over 30 patents, some dating to when VocalTec invented VOIP, and has the goal of becoming the leading provider of global voice over many platforms.  The company has achieved sales of over 6,500,000 of the easy-to-use, award-winning magicJack since its launch in 2008. It is the largest reaching CLEC (Competitive Local Exchange Carrier) in the United States in terms of area codes available and certification in number of states, and the network has historically had uptime of over 99.99%.

Forward-Looking Statements
This press release contains certain forward-looking statements, including statements regarding the timing and manner of share repurchases and the sources of funds for the repurchase program, The forward-looking statements in this release are subject to risks and uncertainties that could cause actual results and events to differ, including, without limitation: fluctuations in our stock price and our financial performance, including fluctuations in our cash flows. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in our filings with the Securities and Exchange Commission, including our Form 6-K filed with the Securities and Exchange Commission on July 19, 2010. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this press release.

Contact:
Andrew Albrecht
Investor Relations
561-771-CALL
ir@vocaltec.com

Kari Hernandez
Media Relations
512-382-8988
vocaltec@ink-pr.com